 File No. 812-_____

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

the Application of

NORTHERN LIGHTS FUND TRUST II

 NORTH PEAK ASSET MANAGEMENT LLC

450 Wireless Blvd.

Hauppauge, New York 11788

APPLICATION FOR AN ORDER

UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

May 11, 2012

This document contains 21 pages

Please direct all communications regarding this application to:	Copy to:

David J. Baum, Esq. Alston & Bird, LLP 950 F Street NW Washington, DC 20004 (202) 239-3346	Emile R. Molineaux, General Counsel Gemini Fund Services, LLC 450 Wireless Blvd. Hauppauge, New York 11788 (631) 470-2616

I.

INTRODUCTION

Northern Lights Fund Trust II (the “Trust”) and North Peak Asset Management LLC (the “Adviser”), on behalf of each series of the Trust now or hereafter existing for which the Adviser serves as investment adviser (each a “Fund,” and collectively, the “Funds;” collectively, with the Trust and the Adviser, the “Applicants”) hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the Funds pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 14(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants also request relief for any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successors; (ii) uses the management structure described in this Application; and (iii) complies with the terms and conditions of this Application (included in the term “Funds”).1 The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Fund will precede the name of the Subadviser.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage the Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders. Under its subadviser/multi-manager investment management approach, the Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without this relief, the Trust may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.

BACKGROUND

A.

The Trust

The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company and as of May 1, 2012 was comprised of 20 individual registered series, including the Inflation Hedges Strategy Fund (the “North Peak Fund”) which is currently in registration, and future series (together with North Peak Fund, the “Funds” and each, individually, a “Fund”).2  Each series has separate investment objectives, policies and restrictions. A majority of the Board is comprised of Independent Trustees, and the nomination and selection of new or additional Independent Trustees is at the discretion of the existing Independent Trustees.

B.

The Adviser

North Peak Asset Management LLC (“North Peak” or the “Adviser”), a Delaware limited liability company, is, and each Subadviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser’s current business address is 457 Washington Street, Duxbury, MA 02332.  North Peak serves as the investment adviser of the North Peak Fund, and an Adviser will serve as investment adviser to each future Fund, pursuant to investment advisory agreements.  The Trust, on behalf of the North Peak Fund, has entered into an investment advisory agreement with North Peak (the “Advisory Agreement”), approved by the Trust’s board of trustees (the “Board”), including a majority of the trustees who are not “interested persons,” as defined in section 2(a)(19) of the Act, of the Trust or the Adviser (the “Independent Trustees”).  The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act. The Advisory Agreement has been approved by the Board and will be approved by the shareholders of the North Peak Fund at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that the Board and the shareholders of the North Peak Fund approve the Advisory Agreement.

Under the terms of the Advisory Agreement, the Adviser is responsible for the overall management of the North Peak Fund’s business affairs and selecting investments according to their respective investment objectives, policies and restrictions. Pursuant to the terms of the Advisory Agreement, the Adviser, subject to the oversight of the Board, (i) obtains and evaluates such information relating to the economy, industries, business, securities markets and securities as it may deem necessary or useful in discharging its responsibilities, (ii) formulates a continuing program for the investment of the assets of the North Peak Fund in a manner consistent with its investment objective(s), policies and restrictions, and (iii) determines from time to time securities to be purchased, sold, retained or lent by the North Peak Fund, and implements those decisions, including the selection of entities with or through which such purchases, sales or loans are to be effected. The Advisory Agreement also permits the Adviser to retain one or more investment subadvisers (each, a “Subadviser) for the purpose of managing the investments of all or a portion of the assets of the North Peak Fund.3  For the investment management services that it will provide to the North Peak Fund, the Adviser will receive the fee specified in the Advisory Agreement. In the interest of limiting the expenses of the North Peak Fund, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the North Peak Fund.

For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

C.

The Subadvisers and the Subadviser Arrangement

Pursuant to its authority under the Advisory Agreement and any Future Advisory Agreements, the Adviser may enter into investment subadvisory agreements with multiple Subadvisers to provide investment advisory services to the Funds (each, a “Subadvisory Agreement” and together, the “Subadvisory Agreements”). Each Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser will supervise, evaluate and allocate assets to the Subadvisers, and make recommendations to the Board about their hiring, retention or release, at all times subject to the authority of the Board. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreement.  The Funds will employ unaffiliated investment Subadvisers.  The Adviser currently anticipates entering into Subadvisory Agreements with six Subadvisers to serve as Subadvisers to the North Peak Fund.4

The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Subadvisers recommended to the Board by the Adviser are selected and approved by the Board, including a majority of the Independent Trustees. The Adviser then engages in an on-going analysis of the continued advisability of retaining these Subadvisers and makes recommendations to the Board as needed. The Adviser also negotiates and renegotiates the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers and makes recommendations to the Board as needed. Although the Adviser may recommend from time to time that the services of a Subadviser be terminated, the Adviser in general does not expect to make frequent changes in Subadvisers.

The specific investment decisions for each Fund using a Subadviser are made by that Subadviser, which has discretionary authority to invest the assets, or a portion of the assets, of a particular Fund, subject to the general supervision by the Adviser and the Board. The Subadviser keeps certain of the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Fund, and assists the Adviser to maintain the Fund’s compliance with the relevant requirements of the 1940 Act. Each Subadviser provides reports on the relevant Fund’s performance to the Board on a regular basis.

Under the Manager of Managers Structure, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released. Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for the Funds so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expense and may delay the implementation of the change.

III.

REQUESTED RELIEF

Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds (an “Affiliated Subadviser”).

Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;5 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

VI.

APPLICABLE LAW AND DISCUSSION

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company’s outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of securities in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard.

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements with the Subadvisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreements. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or materially amending an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser and the Funds to submit Subadvisory Agreements to the affected shareholders for approval prior to entering into or materially amending a Subadvisory Agreement.

2.

Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe the relief should be granted because: (i) the Adviser will operate the Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling each Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.

Necessary or Appropriate in the Public Interest

The investment advisory arrangements of each Fund, which uses Subadvisers, will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of each Fund, which will have one or more Subadvisers, the Adviser will not make the day-to-day investment decisions for each Fund. Instead, the Adviser will establish an investment program for each Fund and select, supervise and evaluate the Subadvisers who make the day-to-day investment decisions for each Fund. This is a service that the Adviser believes will add value to the investments of Fund shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which each Fund invests.

From the perspective of the shareholder, the role of the Subadvisers with respect to each Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with each Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to each Fund or the Trust. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about each Fund’s management or investment performance, and will expect the Adviser and the Board to select the Subadviser that is best suited to achieve each Fund’s investment objectives. Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser will receive from each Fund. There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and each Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Trust on behalf of a Fund, shareholders would be required to approve the new Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of a Fund would have to approve the change. Moreover, it would be illegal for a Fund to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Trust to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of a Fund, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to a Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of each Fund will pay the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit a Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who is unable to manage a Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Trust and a Fund – a Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.

Consistent with the Protection of Investors

Primary responsibility for managing each Fund, including the selection and supervision of the Subadvisers, will be vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisers in the Adviser in light of the management structure of each Fund, as well as the shareholders’ expectation that the Adviser will be in possession of all information necessary to select the most able Subadvisers. The Adviser believes that investors choose a Fund in part because of the added value to a Fund from the Adviser who has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors.

In evaluating the services that a Subadviser provides to a Fund, the Adviser will consider certain information, including, but not limited to, the following:

1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and techniques and the Subadviser’s methods, to ensure compliance with investment objectives, policies and restrictions of the Funds;

2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they devote to the Funds, and the ability of the Subadviser to attract and retain capable personnel;

3)

reports setting forth the financial condition and stability of the Subadviser; and

4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser typically will (i) review the Subadviser’s current Form ADV, (ii) conduct a due diligence review of the Subadviser, and (iii) together with the Board, conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to each Fund for which the Subadviser provides portfolio management services. Although only the Adviser’s fee is payable directly by each Fund, and the Subadviser’s fee is payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by each Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

1)

a description of the proposed method of computing the fees and possible alternative fee arrangements;

2)

comparisons of the proposed fees paid by each Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

3)

data with respect to the projected expense ratios of each Fund and comparisons with other mutual funds of comparable size.

If this relief is granted, shareholders of each Fund will continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund does and will include all information required by Form N-1A concerning the Subadvisers for each Fund. If a new Subadviser is retained or a Subadvisory Agreement is materially amended, a Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497(e) under the 1933 Act. Furthermore, if a new Subadviser is retained, a Fund will furnish to shareholders, within 90 days of the date that a Subadviser is hired, either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending a Subadvisory Agreement.

a. Consistent with the Policy and Provisions of the 1940 Act

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including Subadvisory contracts.8 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.9 The relief sought in this Application is fully consistent with his public policy.

The Advisory Agreement for each Fund and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The prospectus of each Fund will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and, if the requested relief is granted, that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may exchange their shares for those of another Series or may redeem their shares.

B.	Disclosure of Subadvisers’ Fees

1.	Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser… under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Subadviser in connection with a Subadvisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Subadviser, the nature of a Subadviser’s affiliations, if any, with the Adviser, and the names of any Subadviser accounting for 5% or more of the aggregate fees paid to the Adviser.

For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Subadvisers, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Subadviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Subadviser.

2.	Discussion

Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Funds using the services of one or more Subadvisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Subadviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser intends to operate the Funds in a manner different from a traditional investment company. By investing in a Fund, shareholders are hiring the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Subadvisers and allocating assets of the Fund among Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Subadvisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Subadviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Subadviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.6

The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Subadvisers to negotiate lower Subadvisory fees with the Adviser if the lower fees are not required to be made public.

C.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Pax World Funds Management Series Trust I and Pax World Management LLC, Release Nos. 29751 (August 1, 2011) (notice) and 29783 (September 7, 2011) (order) (“Pax”). Sterling Capital Funds and Sterling Capital Management LLC, Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Highland Capital Management, L.P. and Highland Funds I, Release Nos. 29445(September 27, 2010) (notice) and 29488 (October 26, 2010) (order) (“Highland”); and Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Highland; Northern Lights; Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust, Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order); Cash Account Trust, Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order); Strategic Funds, Inc., Release Nos. 29064 (November 30, 2009) (notice) and 29097 (December 23, 2009) (order); Grail Advisors LLC and Grail Advisors ETF Trust, Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order); GE Funds, Release No. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, Inc., Release Nos. 28769 (June 22, 2009) and 28820 (July 20, 2009) (order); Trust for Professional Managers, Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Release Nos. 28010 (October 2, 2007) (notice) and 13419 (October 29, 2007) (order); Trust for Professional Managers, Inc., Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order); Forum Funds, Release No. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Release Nos. 26599 (September 16, 2004) (notice) and 26631 (October 13, 2004) (order); JNL Series Trust, Release Nos. 25956 (March 12, 2003) (notice) and 25997 (April 8, 2003) (order); Oppenheimer Select Managers, Release Nos. 25928 (February 6, 2003) (notice) and 25952 (March 4, 2003); and AB Funds Trust and SBC Financial Services, Inc., Release Nos. 25805 (November 19, 2002) (notice) and 25848 (December 17, 2002) (order).

V.

CONDITIONS

 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1)

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2)

Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3)

Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4)

The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5)

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6)

Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7)

Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

8)

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

9)

No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

10)

 In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of the Trust is attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 450 Wireless Blvd., Hauppauge, New York 11788, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth on the first page of the Application:

NORTHERN LIGHTS FUND TRUST II

By: /s/ Andrew Rogers
Name: Andrew Rogers
Title: President

NORTH PEAK ASSET MANAGEMENT LLC

By: /s/ Michael J. Hanus
Name: Michael J. Hanus, CFA
Title: Principal

EXHIBIT INDEX

The following materials are made a part of the Application and are attached hereto:

Exhibit A Resolutions

Exhibit B Verification

EXHIBIT A

Resolutions of the Board of Trustees

relating to the authorization of Exemptive Application

Northern Lights Fund Trust II

on behalf of its series, Inflation Hedges Strategy Fund

RESOLVED, that the President, Treasurer, Secretary and Chief Compliance Officer of Northern Lights Fund Trust II (the “Trust”) be, and they hereby are, and each of them acting individually hereby is, authorized to execute and file with the U.S. Securities and Exchange Commission on behalf of the Inflation Hedges Strategy Fund (the “Fund”) an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire subadvisers and amend Subadvisory contracts on behalf of the Fund without shareholder approval (the “Exemptive Application”), in the form discussed at this meeting, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

EXHIBIT B

Verifications of North Peak Asset Management LLC and Northern Lights Fund Trust II

The undersigned states that she has duly executed the attached Application dated May 11, 2012 for and on behalf of North Peak Asset Management LLC in his or her capacity as the Principal of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

North Peak Asset Management LLC

By: /s/ Michael J. Hanus
Name: Michael J. Hanus, CFA
Title: Principal

The undersigned states that she has duly executed the attached Amended and Restated Application dated May 11, 2012 for and on behalf of Northern Lights Fund Trust II in his/her capacity as the President of such entity, and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

Northern Lights Fund Trust II

By: /s/ Andrew Rogers
Name: Andrew Rogers
Title: President

Footnotes

1

For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

2

Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser or its successors (included within the term “Adviser”); (b) uses the manager of managers structure (the “Manager of Managers Structure”) described in the application; and (c) complies with the terms and conditions of the application. All existing entities that currently intend to rely on the requested order are named as applicants, and the North Peak Fund is the only series that currently intends to rely on the requested order. If the name of any Fund contains the name of a subadviser, the name of the Adviser will precede the name of the subadviser.

3

The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”). The terms of Future Advisory Agreements will comply with Section 15(a) of the Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Funds.

4

As of the date of this Application, the Adviser anticipates entering into Subadvisory Agreements with: (i) Wellington Management Company LLP, (ii) Parametric Portfolio Associates, LLC, (iii) Mellon Capital Management Corporation, (iv) City of London Investment Management Company Limited, (v) The Boston Company Asset Management, LLC and (vi) Commodity Strategies AG.

5

A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 (“Exchange Act”), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

6

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by Subadviser.